EXHIBIT 11

Crane Co.

Exhibit 11 to FORM 10-K

Annual Report for the Year Ended December 31, 2008

Computation of Net Income Per Share

(In Thousands, Except Per Share Data)

	2008	2007	2006	2005	2004
Basic
Net income (loss)	$135,158	$(62,342)	$165,887	$136,037	$(105,421)
Net income (loss) per share	$2.27	$(1.04)	$2.72	$2.27	$(1.78)

Weighted average number of basic shares	59,667	60,037	60,906	59,816	59,251

Diluted
Net income (loss)	$135,158	$(62,342)	$165,887	$136,037	$(105,421)
Net income (loss) per share	$2.24	$(1.04)	$2.67	$2.25	$(1.78)

Weighted average number of basic shares	59,667	60,037	60,906	59,816	59,251

Add:
Adjustment to basic for dilutive stock options	631	—	1,197	597	—
Weighted average number of diluted shares	60,298	60,037	62,103	60,413	59,251